SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at July 14, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 14, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.continentalminerals.com

EXERCISE OF WARRANTS NETS CONTINENTAL $7.35 MILLION

July 14, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation ("Continental" or the "Company") (TSXV: KMK; OTCBB: KMKCF) is pleased to announce that the Company has received, over the period ending July 12, 2006, $7.35 million from the exercise of 7,000,000 warrants at an exercise price of $1.05 per warrant. 100% of the warrants were exercised and there are no further warrants outstanding in Continental.

The proceeds are being used to advance the comprehensive 2006 program at the Xietongmen Copper-Gold Project, located 240 km west of Lhasa, in Tibet, People's Republic of China.

Continental also announced previously (see news release June 12, 2006) the execution of the definitive merger agreements between Continental and certain principal Great China Mining shareholders, whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental. Completion of the merger is subject to a number of conditions including shareholder and regulatory approvals, and is scheduled to complete in the third quarter of 2006.

For additional details on Continental and the Hunter Dickinson group of companies, please visit www.continentalminerals.com or www.hdgold.com, respectively, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Gerald S. Panneton
President and CEO

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  No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission.